Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "Agreement") is effective as of July 1, 2004 (the "Effective Date") by MarketWatch, Inc. (the "Company") and Lawrence S. Kramer (the "Executive"). This Agreement supercedes and replaces all previous agreements between the Company and Executive (the "parties") with regard to its subject matter.

1. **Term of Employment.** The Company shall continue to employ Executive for a period of three years following the Effective Date, unless earlier terminated pursuant to Sections 7 or 8 (such term being hereinafter referred to as the "Employment Period").

2. **Title; Duties.** The Executive shall serve as Chief Executive Officer of the Company reporting to the Board of Directors of the Company or similar governing body of the Company (the "Board"), provided, however, that the Board shall be permitted to appoint any person to the position of President, with duties and responsibilities inherent in such position, without breaching this Agreement. Executive shall perform those duties and responsibilities inherent in the position of Chief Executive Officer, including such duties and responsibilities as the Board shall reasonably assign. Executive shall serve the Company faithfully and to the best of his ability in such capacity, devoting his full business time, attention, knowledge, energy and skills to such employment; provided, however, the Company acknowledges that Executive may serve on the board of directors of other companies with the prior approval of the Board. Executive shall not engage in other employment during the Employment Period. Executive shall travel as reasonably required in connection with the performance of his duties hereunder.

3. **Board Position.** Executive currently serves as Chairman of the Company's Board. During the Employment Period, the Company shall use its best efforts to continue to nominate and elect Executive as a director, and Executive shall serve in such capacity without additional consideration.

4. **Compensation.** The Company shall pay, and Executive shall accept, as full consideration for his services hereunder, compensation consisting of the following:

    4.1 **Base Salary.** Executive shall receive a base salary of $350,000 per year ("Base Salary") during the Employment Period. Base Salary is payable in installments in accordance with the Company's normal payroll practices, less such deductions or withholdings as are required by law. The Company shall review Executive's Base Salary on an annual basis, and may increase Executive's Base Salary in its sole discretion.

    4.2 **Bonus**. During the Employment Period, Executive shall be eligible for an annual target bonus (the "Target Bonus") equal to one year of Executive's

Base Salary, calculated in accordance with the specifications on Exhibit A attached hereto.

4.3 **Equity Grants.** Subject to approval by the Compensation Committee, the Executive shall be granted (a) an option to purchase 200,000 shares of the Company's common stock with an exercise price per share equal to the fair market value of the Company's common stock as of the date of the grant (the "New Option") and (b) 85,000 shares of restricted stock of the Company (the "Restricted Shares"). The New Option and Restricted Shares will be issued under the Company's 2004 Stock Incentive Plan (the "Plan").

   (a) **New Option.** If granted, the New Option shall vest and become exercisable as to one-third of the total shares subject to the New Option on each of the first two anniversaries of the Effective Date, and as to the remaining one-third of the total shares subject to the New Option on June 30, 2007, contingent upon Executive's continued employment with the Company on such dates.

   (b) **Restricted Shares.** The Restricted Shares shall vest upon the earlier of (i) achievement of the following performance objectives or (ii) the fifth anniversary of the date of grant, contingent upon Executive's continued employment with the Company on such date(s). 25% of the Restricted Shares shall vest if the Company achieves Earnings Per Share ("EPS") by the end of fiscal year 2005 that equals or exceeds the target EPS approved by the Board at its strategic planning meeting for fiscal year 2005. An additional 25% of the Restricted Shares shall vest if the Company achieves EPS by the end of fiscal year 2006 that equals or exceeds the target EPS approved by the Board at its strategic planning meeting for fiscal year 2006. The remaining 50% of the Restricted Shares shall vest at the end of fiscal year 2007 if the Company achieves EPS by the end of fiscal year 2007 that equals or exceeds the target EPS approved by the Board at its strategic planning meeting for fiscal year 2007.

   Executive shall be eligible to receive periodic equity grants, awarded at the Compensation Committee's discretion in amounts based upon the competitive marketplace and the performance of Executive and the Company, including grants consistent with the Company's practices with respect to awarding equity grants to other executives. Such equity participation shall be in vehicles of the Compensation Committee's choosing including, but not limited to, performance shares, restricted stock, stock options and stock appreciation rights payable in stock.

5. **Benefits.** Subject to all applicable eligibility requirements and legal limitations, Executive will be able to participate in any and all 401(k), vacation, medical,

dental, life and long-term disability insurance and/or other benefit plans which from time to time may be established for other employees of the Company.

6. **Reimbursement of Expenses.** The Company will reimburse Executive for all reasonable travel, entertainment and other expenses incurred or paid by the Executive in connection with, or related to, the performance of his duties, responsibilities or services under this Agreement, subject to reasonable review by the Board or its compensation committee, if applicable.

7. **Benefits Upon Termination of Employment Period.**

    7.1 **Disability.** In the event of the permanent disability (as hereinafter defined) of Executive during the Employment Period, the Company shall have the right, upon written notice to Executive, to terminate Executive's employment hereunder, effective upon the 30th calendar day following the giving of such notice (or such later day as shall be specified in such notice). Upon the effective date of such termination: (i) the Company shall have no further obligations hereunder, except to pay and provide, subject to applicable withholding, (A) all amounts of Base Salary accrued, but unpaid, at the effective date of termination, (B) Executive's Target Bonus for the year in which such disability occurs, and (C) all reasonable unreimbursed business-related expenses; (ii) any outstanding, unvested options to acquire shares of the Company's common stock ("Options") held by Executive on the date of such termination shall be deemed to vest on a monthly basis (with $1/36^{th}$ of the total number of shares subject to each outstanding Option vesting for each month of continued employment of Executive) and such Options shall immediately vest and become exercisable to the extent that such Options would have vested if Executive had remained employed during an additional 12 months measured from the termination date and shall remain exercisable for the periods specified in the relevant option agreements; and (iii) Executive shall have no further obligations hereunder other than those provided for in Sections 10, 11 and 12 hereof. All amounts payable to Executive pursuant to this Section 7.1 shall be payable within 30 days following the effectiveness of the termination of Executive's employment. For purposes of this Agreement, "permanent disability" shall be defined as any physical or mental disability or incapacity which renders Executive incapable in any material respect of performing the services required of him in accordance with his obligations under Section 2 for a period of 180 consecutive days, or for 180 days in any 360-day period.

    7.2 **Death.** In the event of the death of Executive during the Employment Period, this Agreement shall automatically terminate and the Company shall have no further obligations hereunder, except to pay and provide to Executive's beneficiary or other legal representative, subject to applicable withholding, (i) all amounts of Base Salary and bonus accrued but unpaid at the date of death and (ii) all reasonable unreimbursed business-related expenses. All amounts payable to Executive pursuant to this Section 7.2 shall be payable within 30 days following the date of death.

7.3   **Termination Without Cause or Resignation for Good Reason**. In the event Executive's employment with the Company is terminated by the Company without Cause (as defined below in Section 7.3(a)) or by Executive for Good Reason (as defined below in Section 7.3(b)), the Company shall pay Executive all amounts of Base Salary accrued but unpaid on the date of termination, and any accrued but unused vacation time. In addition, Executive shall be eligible to receive the following severance benefits ("Severance Benefits"): (i) severance payments equal to 18 months of Executive's then-applicable Base Salary, payable in equal monthly installments ("Severance Period"); (ii) 1.5 times the Target Bonus for the year in which such termination occurs; (iii) any outstanding Options held by Executive on the date of such termination shall be deemed to vest on a monthly basis (with $1/36^{th}$ of the total number of shares subject to each outstanding Option vesting for each month of continued employment of Executive) and such Options shall immediately vest and become exercisable to the extent that such Options would have vested if Executive had remained employed during the Severance Period, and shall remain exercisable for the periods specified in the relevant option agreements. Executive's eligibility for the foregoing Severance Benefits is conditioned on (a) Executive having first signed a release of claims in a form provided by the Company, and (b) Executive's agreement not to perform services as an employee or consultant for any of the following entities during the Severance Period: Bloomberg, Reuters, Dow Jones, CNN Money, Street.com, Briefing.com, MSNBC.com, or Thomson (including their affiliates and joint ventures). If Executive engages in such activity during the Severance Period, all payments and benefits immediately shall cease, and Executive shall be given a period of 30 days thereafter to exercise any vested Options. If Executive becomes eligible for Change of Control Severance Benefits under Section 8.1 below, Executive shall not be eligible for the foregoing Severance Benefits.

(a)   **Definition of Cause.** For purposes of this Agreement, "Cause" shall be limited to:

(i)   Executive's willful failure to substantially perform his duties hereunder, other than a failure resulting from his complete or partial incapacity due to physical or mental illness or impairment, which failure is not cured within thirty days after written notice to Executive from the Company;

(ii)   A material and willful violation of a federal or state law or regulation applicable to the business of the Company or that adversely affects the image of the Company;

(iii) Commission of a willful act by Executive which constitutes gross misconduct and is injurious to the Company;

(iv) Executive's willful breach of a material provision of this Agreement, which breach is not cured within thirty days after written notice to Executive from the Company;

(v) A willful act of dishonesty, fraud or embezzlement in connection with Executive's duties; or

(vi) Conviction of a felony.

(b) **Definition of Good Reason.** Executive's termination shall be for "Good Reason" if Executive provides written notice to the Company of the Good Reason within thirty days of the event constituting Good Reason and provides the Company with a period of twenty days to cure the event constituting Good Reason, but the Company fails to cure the Good Reason within that period. For purposes of this Agreement, "Good Reason" shall mean any of the following events:

(i) A material adverse change in Executive's duties and responsibilities as Chief Executive Officer, causing them to be of materially less stature or responsibility, without Executive's consent;

(ii) An adverse change in Executive's job title as Chief Executive Officer or a change in Executive's reporting relationships that results in Executive no longer reporting directly to the Board of Directors;

(iii) A reduction in Executive's Base Salary or Target Bonus, without Executive's consent;

(iv) A relocation of Executive's principal place of employment by more than fifty miles without Executive's consent; or

(v) The failure of a successor entity to assume the Company's obligations under this Agreement upon a Change in Control (as defined below).

Executive's replacement as the Company's Chairman shall not constitute "Good Reason" for purposes of this Agreement.

7.4 **Termination for Cause or Resignation Without Good Reason.** If the Employment Period is terminated for Cause or if Executive voluntarily terminates his employment other than for Good Reason, the Company shall pay any Base Salary and Bonus fully earned and unpaid on the date of termination, and thereafter all obligations of the Company shall cease.

8. **Change of Control Benefits.**

8.1 **Termination Following a Change of Control.** In the event the Company terminates Executive without Cause, or Executive resigns with Good Reason, within 90 days prior to a Change of Control or within six (6) months following a Change of Control, the Company shall pay Executive all amounts of Base Salary accrued but unpaid on the date of termination, and any accrued but unused vacation time, upon the termination date. In addition, Executive shall be eligible to receive the following enhanced severance benefits ("Change of Control Severance Benefits"):
(i) severance payments equal to 24 months of Executive's then-applicable Base Salary, payable in equal monthly installments ("Change of Control Severance Period"); (ii) the Target Bonus for each full year of the Change of Control Severance Period; and (iii) the unvested portion of any outstanding Options or Restricted Shares held by Executive on the date of such Change in Control shall immediately vest and become exercisable in full, and shall remain exercisable for the periods specified in the relevant option agreements. Executive's eligibility for the foregoing Change of Control Severance Benefits is conditioned on (a) Executive having first signed a release of claims in a form provided by the Company, and (b) Executive's agreement not to perform services as an employee or consultant for any of the following entities during the Severance Period: Bloomberg, Reuters, Dow Jones, CNN Money, Street.com, Briefing.com, MSNBC.com, or Thomson (including their affiliates or joint ventures). If Executive engages in such activity during the Change of Control Severance Period, all payments and benefits immediately shall cease, and Executive shall be given a period of 30 days thereafter to exercise any vested Options.

8.2 **Definition of Change of Control**. The term "Change of Control" shall mean:

(a) The sale, lease, conveyance, liquidation or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any person, entity or group of persons; or

(b) Any transaction or series of related transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in any Person (as defined in Section 13(h)(8)(E) under the Securities Exchange Act of 1934) becoming the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of the aggregate voting power of all classes of common equity securities of the Company, except if such Person is (i) a subsidiary of the Company, (ii) an employee stock ownership plan for employees of the Company, or (iii) a company formed to hold the Company's common equity securities, and whose shareholders constituted, at the time such company became such holding company, substantially all the equity owners or shareholders of the Company..

9. **Tax Determinations.** In the event that the severance and other benefits provided to Executive pursuant to this Agreement and any other agreement, benefit, plan, or policy of the Company (i) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) but for this Section 9, such severance and benefits would be subject to the excise tax imposed by Section 4999 of the Code, then Executive's severance and other benefits under this Agreement and any other agreement, benefit, plan, or policy of the Company shall be payable either: (a) in full; or (b) as to such lesser amount which would result in no portion of such severance and other benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance and other benefits under this Agreement and any other agreement, benefit, plan, or policy of the Company.

Unless the Company and Executive otherwise agree in writing, any determination required under this Section 9 shall be made in writing by independent public accountants agreed to by the Company and Executive (the "Accountants"), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 9, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 9. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 9.

10. **Dispute Resolution.** Executive and the Company agree that any dispute, controversy or claim between them shall be settled exclusively by final and binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association (the "AAA Rules"). A neutral and impartial arbitrator shall be chosen by mutual agreement of the parties or, if the parties are unable to agree upon an arbitrator within a reasonable period of time, then a neutral and impartial arbitrator shall be appointed in accordance with the arbitrator nomination and selection procedure set forth in the AAA Rules. The arbitrator shall apply the same substantive law, with the same statutes of limitations and remedies, that would apply if the claims

were brought in court. The arbitrator also shall prepare a written decision containing the essential findings and conclusions upon which the decision is based. Either party may bring an action in court to compel arbitration under this Agreement or to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit in any way related to any claim subject to this agreement to arbitrate. Any arbitration held pursuant to this paragraph shall take place in San Francisco, California. The Company shall pay the costs of the arbitrator. If, for any legal reason, a controversy or claim between the parties cannot be arbitrated as provided in this Section 10, the parties agree that any civil action shall be brought in the United States District Court for the Northern District of California or, only if there is no basis for federal jurisdiction, in the Superior Court of the State of California in and for the City and County of San Francisco. The parties further agree that any such civil action shall be tried to the court, sitting without a jury.

11. **Cooperation with the Company After Termination of the Employment Period.** Following termination of the Employment Period, Executive shall fully cooperate with the Company in all matters relating to the winding up of his pending work on behalf of the Company and the orderly transfer of any such pending work to other employees of the Company as may be designated by the Company.

12. **Confidentiality; Return of Property; Non-Solicitation Of Employees.**

   12.1   Executive acknowledges that during the Employment Period he will receive confidential information from the Company and subsidiaries of the Company and the respective customers thereof (each a "Relevant Entity"). Accordingly, the Executive agrees that during the Employment Period (as it may be extended from time to time) and thereafter for a period of two years, the Executive and his affiliates shall not, except in the performance of his obligations to the Company hereunder or as may otherwise be approved in advance by the Company, directly or indirectly, disclose or use (except for the direct benefit of the Company) any confidential information that he may learn or has learned by reason of his association with any Relevant Entity. Upon termination of this Agreement, the Executive shall promptly return to the Company any and all properties, records or papers of any Relevant Entity, that may have been in his possession at the time of termination, whether prepared by the Executive or others, including, but not limited to, confidential information and keys. For purposes of this Agreement, "confidential information" includes all data, analyses, reports, interpretations, forecasts, documents and information concerning a Relevant Entity and its affairs, including, without limitation with respect to clients, products, policies, procedures, methodologies, trade secrets and other intellectual property, systems, personnel, confidential reports, technical information, financial information, business transactions, business plans, prospects or opportunities, (i) that the Company reasonably believes are confidential or

(ii) the disclosure of which could be injurious to a Relevant Entity or beneficial to competitors of a Relevant Entity, but shall exclude any information that (x) the Executive is required to disclose under any applicable laws, regulations or directives of any government agency, tribunal or authority having jurisdiction in the matter or under subpoena or other process of law, (y) is or becomes publicly available prior to the Executive's disclosure or use of the information in a manner violative of the second sentence of this Section 12.1, or (z) is rightfully received by Executive without restriction or disclosure from a third party legally entitled to possess and to disclose such information without restriction (other than information that he may learn or has learned by reason of his association with any Relevant Entity). For purposes of this Agreement, "affiliate" means any entity that, directly or indirectly, is controlled by, or under common control with, the Executive. For purposes of this definition, the terms "controlled" and "under common control with" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting stock, by contract or otherwise.

12.2   For a period of one year following the termination of Executive's employment with the Company for any reason, he will not, without the Company's express written consent, either on his own behalf or on behalf of another, (a) solicit any of the Company's customers, clients, members, business partners or suppliers, or (b) solicit or otherwise induce any person employed by the Company to terminate his or her employment.

13.   **General.**

13.1   **Indemnification.** In the event Executive is made, or threatened to be made, a target, subject, witness or party to any civil, criminal or administrative action, proceeding or investigation by reason of the fact that Executive is or was a director or officer of the Company, or serves or served any other corporation fifty percent (50%) or more owned by the Company in any capacity at the Company's request, or serves or served as a director of any other corporation at the Company's request, or serves or served as a fiduciary of any ERISA plan at the Company's request, Executive shall be indemnified by the Company for all amounts paid as a fine or settlement or judgment, and the Company shall pay without any undertaking the Executive's defense costs when and as incurred, all to the fullest extent permitted by law.

13.2   **Waiver.** Neither party shall, by mere lapse of time, without giving notice or taking other action hereunder, be deemed to have waived any breach by the other party of any of the provisions of this Agreement. Further, the waiver by either party of a particular breach of this Agreement by the other shall neither be construed as nor constitute a continuing waiver of such breach or of other breaches by the same or any other provision of this Agreement.

13.3 **Severability.** If for any reason a court of competent jurisdiction or arbitrator finds any provision of this Agreement to be unenforceable, the provision shall be deemed amended as necessary to conform to applicable laws or regulations, or if it cannot be so amended without materially altering the intention of the parties, the remainder of the Agreement shall continue in full force and effect as if the offending provision were not contained herein.

13.4 **Notices.** All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be considered effective upon personal service or upon transmission of a facsimile or the deposit with Federal Express or in Express Mail and addressed to the Board of the Company at its principal corporate address, and to Executive at his most recent address shown on the Company's corporate records, or at any other address which he may specify in any appropriate written notice to the Company.

13.5 **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together constitutes one and the same instrument and in making proof hereof it shall not be necessary to produce or account for more than one such counterpart.

13.6 **Entire Agreement.** The parties hereto acknowledge that each has read this Agreement, understands it, and agrees to be bound by its terms. The parties further agree that this Agreement shall constitute the complete and exclusive statement of the agreement between the parties and supersedes all proposals (oral or written), understandings, representations, conditions, covenants, and all other communications between the parties relating to the subject matter hereof.

13.7 **Governing Law.** This Agreement shall be governed by the law of the State of California.

13.8 **Assignment and Successors.** The Company shall have the right to assign its rights and obligations under this Agreement to an entity which acquires substantially all of the assets of the Company, whether by merger or otherwise. The rights and obligations of the Company under this Agreement shall inure to the benefit and shall be binding upon the successors and assigns of the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

MARKETWATCH.COM, INC.

/s/ Kathy Yates
Kathy Yates
President and Chief Operating Officer

EXECUTIVE

/s/ Lawrence S. Kramer
Lawrence S. Kramer

Exhibit A

BONUS SPECIFICATIONS

Executive's Target Bonus shall be divided into four equal components: (1) Company achievement of its annual revenue target, as established by the Board ("Company Revenue Achievement"); (2) Company achievement of its annual target of EBITDA, as established by the Board ("Company EBITDA Achievement"); (3) Company achievement of its annual free cash flow target, as established by the Board ("Company Free Cash Flow Achievement"); and (4) the average percentage of MBO achievement by Executive's direct reports for that fiscal year.

For each fiscal year of the Employment Term, the Board shall establish target performance levels for Company Revenue Achievement, Company EBITDA Achievement, and Company Free Cash Flow Achievement. Each bonus component shall be assigned a value of 25 points for achievement of the target performance level. Therefore, Executive shall be eligible to receive 100% of his Target Bonus if he earns 100 bonus points, or a lesser or greater percentage based on the number of bonus points earned.

Bonus Achievement Targets for Fiscal Year 2004

The target performance levels established by the Board for fiscal year 2004 are set forth below. New target performance levels will be established by the Board for each subsequent fiscal year:

Company Revenue Achievement for FY 2004	Points
Under $* million	0
$* million-$* million	10
>$* million-$* million	20
>$* million-$* million—Target	25
Over $* million	30

Company EBITDA Achievement for FY 2004	Points
Under $* million	0
$* million-$* million	10
>$* million-$* million	20
>$* million-$* million—Target	25

Over $* million	30

Company Free Cash Flow Achievement for FY 2004	Points
Under $* million	0
$* million-$* million	10
>$* million-$* million—Target	25
Over $* million	30

4)   Executive shall be awarded up to 25 points based on the average percentage of MBO achievement by Executive's direct reports. For example, if the average MBO achievement of Executive's direct reports is 75%, Executive shall receive 18.75 points (or 75% of 25 points).